UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LEAF GROUP LTD.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

52177G102
(CUSIP Number)

PenderFund Capital Management Ltd.
Attn: Gina Jones, Chief Financial Officer
1830-1066 West Hastings St
Vancouver, BC, Canada V6E 3X2
Telephone: (236)-521-2988

With a copy to:

Daniel Miller Dorsey & Whitney LLP
Suite 1050, 1095 West Pender Streeet
Vancouver, BC, Canada V6E 2M6
Telephone: (603) 630-5199
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	52177G102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PenderFund Capital Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,540,535
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,540,535
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,540,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.77%*
* Calculated based on 26,709,874 shares of common stock of the Issuer issued and outstanding as of May 5, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020 for the quarterly period ended March 31, 2020.
14	TYPE OF REPORTING PERSON (See Instructions) IV

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.0001 par value (“Common Stock”), of Leaf Group Ltd., a Delaware corporation (the “Issuer”). The Issuer’s principal office is located at 1655 26th Street, Santa Monica, CA, 90404.

Item 2.	Identity and Background

This Schedule 13D is filed by PenderFund Capital Management Ltd., a British Columbia corporation (the “Reporting Person”). The Reporting Person’s principal office is located at 1830-1066 West Hastings St Vancouver, BC, Canada V6E 3X2. The Reporting Person’s principal business is to act as a capital market company.

Certain information regarding the executive officers and directors of the Reporting Person is set forth below.

Name	Position	Principal Occupation	Business Address	Citizenship
David Barr	President, Chief Executive Officer and Portfolio Manager	President, Chief Executive Officer, and Portfolio Manager of the Reporting Person	1830-1066 West Hastings St Vancouver, BC, Canada V6E 3X2	Canadian
Felix Narhi	Chief Investment Officer and Portfolio Manager	Chief Investment Officer and Portfolio Manager of the Reporting Person	1830-1066 West Hastings St Vancouver, BC, Canada V6E 3X2	Canadian
Gina Jones	Chief Financial Officer and Chief Compliance Officer	Chief Financial Officer and Chief Compliance Officer of the Reporting Person	1830-1066 West Hastings St Vancouver, BC, Canada V6E 3X2	Canadian
Kelly Edmison	Chairman	Chairman of the Reporting Person	1830-1066 West Hastings St Vancouver, BC, Canada V6E 3X2	Canadian
Don Campbell	Company Director and External Legal Counsel, Compliance	Director and External Legal Counsel, Compliance, of the Reporting Person	1830-1066 West Hastings St Vancouver, BC, Canada V6E 3X2	Canadian

Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the executive officers or directors listed above, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the executive officers or directors listed above, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The 1,540,535 shares of Common Stock beneficially owned by the Reporting Person were acquired through transactions in the open market. The Reporting Person expended an aggregate of approximately $9,390,187 from its mutual funds to acquire the shares of Common Stock reported as beneficially owned by it in this Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Person acquired the share of Common Stock of the Issuer for investment purposes because it believes that the shares represent an attractive investment opportunity. The Reporting Person believes that there are numerous operational and strategic opportunities to maximize shareholder value of the Issuer, which opportunities may include the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of the Issuer, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Person, and industry conditions, the Reporting Person may take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of the shares of Common Stock beneficially owned by it, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock beneficially owned by it, including swaps and other derivative instruments or otherwise changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) 1,540,535 shares of Common Stock, representing 5.77% of the outstanding shares of Common Stock calculated based on 26,709,874 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020 for the quarterly period ended March 31, 2020.

(b)	The Reporting Person has sole voting and dispositive power over all shares of Common Stock beneficially owned by it.

(c)

On May 5, 2020, the Reporting Person sold 76,188 Common Stock in a transaction on the open market. Except for this transaction and as otherwise described in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2020
Dated

/s/ Gina Jones
Signature

Gina Jones, Chief Financial Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).